

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2020

Luis Henrique Cals de Beauclair Guimarães
Chief Executive Officer
Cosan S.A.
Avenida Brigadeiro Faria Lima, 4,100
16th Floor
São Paulo, Brazil

> **Re: Cosan S.A.**
> **Draft Registration Statement on Form F-4**
> **Submitted October 2, 2020**
> **CIK No. 0001430162**

Dear Mr. Guimarães:

We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 Submitted October 2, 2020

Questions and Answers About the Merger and the CZZ Special Meeting
Questions and Answers About the Merger, page xii

1. We note the disclosure that the Companies' board of directors have established special independent committees to negotiate the exchange ratios for the exchange of (i) CZZ for CSAN ADSs; and (ii) CLOG for CSAN shares. Please include a question and answer and disclosure in your summary section regarding the factors the special independent committees considered in determining the exchange ratio and update your disclosures regarding the exchange ratio throughout, as appropriate.

2.   We note the disclosure that the Proposed Transaction is being proposed by CSAN and CZZ because the new corporate structure of CSAN's Group "will facilitate future opportunities of fundraising, including by means of public offers of other companies in the group." Please expand your disclosure to explain this statement. In this regard, explain why the new corporate structure will facilitate future fundraising that would be different from your current corporate structure and provide additional details on how it will facilitate the "public offers of other companies in the group." Also revise disclosures at page 33 accordingly.

Material Tax Considerations, page 41

3.   We note that you state in your registration statement that you expect the merger to qualify as a "reorganization" under Section 368(a) of the U.S. Tax Code. It appears that you have included tax representations as to tax consequences that may be material to investors. Please clarify here that the tax representations are opinions of counsel and file as an exhibit to your registration statement an opinion of counsel with respect to the material tax consequences, including the representation that the merger is intended to qualify as a "reorganization," or provide us with an analysis as to why you do not believe you are required to do so. See Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III.A.2 of Staff Legal Bulletin 19.

Shareholder Voting Rights, page 85

4.   We note that under Bermuda law and CZZ's bylaws, shareholders may act by written consent. We note your disclosure that under Brazilian law, "except as otherwise provided in the CSAN By-Laws or under the Brazilian Corporation Law, resolutions submitted to the shareholders' meetings may be approved by a majority of the shareholder votes validly cast in favor of such action, with abstentions not taken into account." Please expand the risk factor at page 12 to disclose that under Brazilian law shareholders may not act solely by written consent or advise.

     You may contact Anuja Majmudar, Staff Attorney, at (202) 551-3844 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Energy & Transportation